UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2018

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00032

Delaware	46-1942864

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8899 Beverly Blvd., Suite 600 West Hollywood, CA	90048

(Address of principal executive offices)	(Zip Code)

(888) 246-7163

Registrant’s telephone number, including area code

Series A Preferred Stock
Series A-2 Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

SEMI-ANNUAL REPORT DATED SEPTEMBER 28, 2018

DENIM.LA, INC.

8899 BEVERLY BLVD., SUITE 600

WEST HOLLYWOOD, CA 90048

www.dstld.com

In this Semi-Annual Report, the terms “we”, “Digital Brands Group”, “Denim.LA”, or “the Company” refers to Denim.LA, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Our company was first founded in 2012 (as Denim.LA, LLC) in order to sell premium essentials online, which include jeans, shorts, tops, accessories, and gift cards. Beginning in 2014, we operated under the name “DSTLD”. Since then, following the success of our online fundraising campaigns and customer demand, we have expanded our goal to create a portfolio of digital first brands across product categories, geographies and consumer demographics. We believe that as we build and buy these brands, we will receive cost leverage in marketing and operating through efficiencies and shared services. Under this new vision, the Company will operate under the name Digital Brands Group.

Operating Results

For the six months ending June 30, 2018, we recorded net revenues of $1,853,353, with online sales being $2,662,675 offset mainly by $139,541 in sales discounts and $704,779 in refunds. At this same time last year, we recorded net revenues of $2,020,248. During that same period, total online sales were $3,006,377 offset mainly by $132,436 in sales discounts and $912,183 in refunds. Refunds as a percentage of gross sales have decreased year over year, from 30% to 26%, mostly due to our new quality control process, improved product development process and higher mix of repeat customers. The decline in gross revenue year over year was expected and due to a one-time event associated with a major overhaul of our supply chain. As we announced in March, we hired a supply chain executive to re-build our supply chain so that it can scale efficiently and also to upgrade the quality and consistency of our vendors and products. We believe this overhaul will be completed by the end of October.

After accounting for costs of goods sold, our gross profit for the six months ending June 30, 2018 amounted to $866,720 vs. $842,526 in the same period a year ago. This figure represents a 5% increase in our gross margin of approximately 48% versus 42% in the same period a year ago We believe these gross margin gains are sustainable offset in the short term by the supply chain overhaul.

Our average order value (AOV) for the six-month period ending June 30, 2018 increased 14% to $134.41 from $117.98 in the same period a year ago AOV is not a financial metric recognized under generally accepted accounting principles, but it is a figure that feeds into our revenues and gross profits. Higher AOVs can offset the relatively fixed costs associated with fulfilling an order, as we offer free shipping on all orders. This increase in AOV was driven mostly due price increases, which also resulted in higher gross margins compared to the same period last year. We believe that our AOV will continue to increase as we introduce more product categories with higher average prices.

As of June 2018, DSTLD has over 71,000 paying customers, approximately 40% of which are female and 60% are male customers. Over 34% of our customers have purchased more than once with us and more than 8% of all customers have purchased four or more times with us. In general, we find that female customers spend more than our male customers: through June 2018, the AOV for our female customers was $142 with an average of 1.57 items per cart, while our AOV for male customers was $130 with an average units per cart of 1.63. These are unaudited figures and represent management’s best estimate based on purchaser data. The top five states by gross revenue are California, New York, Texas, Illinois, and Washington.

Our average profit margin per product for the first six months of 2018 was 68%, compared with 63% for the same period ending June 30, 2017. This increase in product margin is due to the introduction of more overseas vendors, which have been able to make similar quality product at a significantly lower cost that what we had been paying to our other US-based vendors. Additionally, a higher mix of products sent by ocean vs, air meaningfully reduced our transportation cost per product, creating an increase in the profit margin. We expect these savings to continue under the new supply chain structure. These costs are inclusive of tariffs and customs duties. While we do not anticipate any future increases in these costs in the short-term future, we are also monitoring the current political environment and tariff changes.

The Company’s operating expenses consist of payroll, marketing, technology, professional services, and general & administrative costs. Operating expenses for the six months ending June 30, 2018 were $2,689,195, compared with $2,401,973 over the six-month period ending June 30, 2017. The primary driver in the increased operating expense was the one-time costs associated with the increased marketing costs from our Regulation A+ in the six-month period ending June 30, 2018. During the same six-month period in 2017, we did not incur the same marketing costs associated with our Regulation A+ offering, which resulted in a meaningfully lower operating expenses.

Due to the current supply chain overhaul, we will have significantly less product inventory available to sell. We expect this overhaul to be completed by the end of October 2018. Because of the lower inventory levels, we expect our marketing spend to also be lower on a year-over-year basis during the supply chain overhaul period. We would expect an increase in product inventory in November and December 2018. Based on increased inventory levels, we plan to increase our marketing expenses in November and December 2018.

Our loss from operations over the period covered by this semi-annual report was $(1,811,476), a 16% increase from loss from operations of $(1,559,447) in the same period of 2017. The increase in our operating loss was primarily driven by recognition of the capital raise marketing costs associated with our Regulation A+ offering, which we discuss above.

As of June 2018, the Company had 17 full time employees and contractors and 10 retail employees, representing approximately $130,000 of the monthly operating expenses of the Company, which represents 46.6% of our operating expenses. By the end of the year, we plan to hire 1 to 2 full time employees, 1 to 2 contractors while reducing our retail employees by 6 people. We believe that as we increase our revenue, we will experience leverage on our payroll expenses as our revenue growth will increase at a faster rate than our payroll expenses.

Liquidity and Capital Resources

As of June 30, 2018, the Company held $421,998 in cash, $1,015,572 in finished goods and $324,633 in other current assets, and $758,462 in accounts payable and $396,340 in other current liabilities. This is compared with June 30, 2017 the Company held $58,402 in cash, $1,197,246 in finished goods and $490,659 in other current assets, and $1,402,204 in accounts payable and $2,606,031 in other current liabilities. The increase in other current assets is primarily from merchandise deposits towards work in progress production in our new factories in Turkey, and pre-paid expenses and short-term deposits towards marketing and overhead.

Regulation A+ Financing

In June 2017, the Company closed its first Regulation A+ financing round, which was qualified by the SEC on June 22, 2016 (File number 024-10535) with gross proceeds of $1,760,381 raised through a combination of SI Securities, LLC and direct investments. As a part of this offering, the Company also paid $126,332.72 in sales commissions to SI Securities, LLC, which represents 7.5% of the total amount placed by SI Securities, LLC. The Company also issued to SI Securities, LLC 175,596 warrants with an exercise price of $0.48, representing 5% of the total shares placed by SI Securities, LLC in this round.

The Company completed a second Regulation A+ financing round on May 4, 2018, which was qualified by the SEC on September 7, 2017 (File number 024-10718). The Company was qualified to sell up to 20,000,000 shares of its Series A-2 Preferred Stock in the offering. As of the final close, the Company sold 5,932,732 shares at a price of $0.50 per share, resulting in gross proceeds of $2,966,371.

The offering was conducted through the SI Securities, LLC online investment portal, and sales were executed through SI Securities, LLC (CRD#: 170937). As a part of this offering, the Company also paid $222,678 in sales commissions to SI Securities, LLC, which represents 7.5% of the total amount raised. The Company also issued to SI Securities, LLC 296,637 warrants with an exercise price of $0.50, representing 5% of the total shares raised in this round.

Professional fees, including legal and accounting services, amounted to approximately $18,000. The resulting net proceeds to the Company from the offering is approximately $2,725,693.

Regulation CF Financing

In June 2018, the Company opened its first Regulation CF financing round via the Start Engine portal. The Company was qualified to sell up to 2,000,000 shares of its Series CF Preferred Stock in the offering. The Company closed its round on August 9, 2018, selling 124,204 shares at a price of $0.52 per share, resulting in gross proceeds of $64,586.

The offering was conducted through the Start Engine online investment portal. As a part of this offering, the Company paid $3,229 in sales commissions to Start Engine, which represents 5% of the total amount raised.

Professional fees, including legal and accounting services, amounted to approximately $12,000. The resulting net proceeds to the Company from the offering is approximately $52,586.

Loan from Continental Business Credit

On May 18, 2016, the Company closed on a loan with MBMJ Capital LLC, doing business as Continental Business Credit. The loan agreement included a revolving inventory line of credit and term loan. The revolving line of credit would allow the Company to borrow up to 50% of the book value of all eligible inventory in its possession up to $1,000,000 at 11.50% in excess of the Prime Rate per annum. The balance of the loan was paid down daily with proceeds from the sale of inventory. This loan contained an early termination fee of $40,000.

The term loan was paid down in December 2016 and the revolving inventory loan was paid down in March 2017 via the proceeds from the Black Oak Capital loan. As a result of paying down this loan early, we were required to pay the early termination fee of $40,000.

Loan from Black Oak Capital

On March 10, 2017, the Company closed a loan agreement with bocm3-DSTLD-Senior Debt, LLC (Black Oak Capital). The loan is up to $4,000,000, which is to be used to refinance the existing debt from Continental Business Credit and to provide working capital to maintain and expand DSTLD’s business. Black Oak Capital requires interest only payments at 12.50% per annum, along with a management fee, monthly for three years until June 30, 2021 when the entire principal of the loan is due. As of June 30, 2018, the Company had an outstanding balance of $4,000,000 of this loan.

As a part of this loan, the Company has authorized the issuance to Black Oak Capital of warrants to purchase at an exercise price of $0.16, the Company’s common stock representing 1% of the capital stock of the Company on a fully diluted basis for each $1 million loaned to the Company, up to $4 million.

Related Party Loans Receivable

The Company has loaned funds to Corey Epstein and Mark Lynn throughout the life of the business, which amounted to $406,400 as of December 31, 2017. These amounts are offset by backpay owed to Corey Epstein and Mark Lynn, which amounted to $430,568 as of December 31, 2017. As of June 30, 2018, payments to these related parties exceeded the liability and resulted in a related party receivable due to the company in the amount of $23,585.

Offering under Regulation A+

The Company filed a Form 1-A with the Securities and Exchange Commission for a third Regulation A+ financing round in July 2018. The Company is seeking to raise a minimum of $399,999 and a maximum of $10,000,000 by offering its Series A-3 Preferred Stock at a price of $0.53 per share. SI Securities, LLC has been engaged as our placement agent on substantially similar terms as in our previous offerings. This Offering was qualified by the SEC on September 27, 2018.

Trend Information

The Company plans to focus the majority of its efforts in 2018 on two major areas: Supply Chain Overhaul and the launch of a multi-brand platform:

Supply Chain Overhaul

The Company has been focused on finding new manufacturers as it seeks to grow its supply chain and product development capabilities. As a part of this new focus, in April 2018, the Company appointed John “Hil” Davis as it’s COO, which originally was a position held by CFO and Chief Accounting Officer Kevin Morris. Since Hil joined the team, the Company has undergone a massive supply chain overhaul, which includes the following:

1.	New and diverse manufacturers

Instead of having one factory per product category (e.g. denim, leather goods, knits, wovens, etc), we are counter-sourcing every product category with 2+ factories, so that we are not reliant on one vendor. This creates less risk for us, so that we are not beholden to one factory, and are able to better plan supply and demand across multiple seasons and product launches.

2.	Quality fabric and cut & sew

We are continuing to improve not only the quality of factories we work with, but also the quality of fabrics we use in our garments, especially in the denim and outerwear categories. As a part of this renewed focus, we are onboarding new factories in all categories in Turkey, which has a high concentration of premium level mills, cut and sew facilities, and wash houses. As a digital-first brand, we need to ensure that we sell only the highest quality garments, so that consumers have the best possible experience when trying on our products for the first time. High quality garments at an affordable price point will increase customer satisfaction, decrease returns, and raise repeat purchase rate and customer lifetime value.

3.	New hires

From January 2018 through June 2018, the Company went from one person on the Product Team to five, which includes hiring a head of supply chain/COO, director of production, technical designer, and design assistant.

4.	Proactive management and communications

The Company has a renewed focus on active management and communications with all of its factories. This includes weekly status calls, a company-wide “work in production” and “development” tracker, and bi-monthly visits to factories in order to inspect production and manage new product development.

5.	Quality control process

In January 2018, the Company implemented a rigorous quality control (“QC”) process, whereby all completed purchase orders are inspected both by our in house product team and by a third party QC facility which conducts a 10% audit across 6 points of measurement of all incoming deliveries before they are delivered to our warehouse.

6.	Demand forecasting

The Company has taken renewed approach at forecasting the quantities, styles, sizes, and colors of all product re-orders. Utilizing in house business intelligence and data analytics tools, the Company can now better forecast re-orders and new styles, in order to maximize profit and inventory turns.

7.	Product development

The Company is focused on developing new styles three to six months in advance, in order to have ample time to sample fabrics and fit, and develop the appropriate marketing strategies necessary for a successful product launch.

8.	Fabric back-up program

The lead time to produce fabric for use in a finished garment can be anywhere between 45 days and 3 months, whereas once fabric is secured, most garments take less than 30 days to cut, sew, wash, and finish. Because fabric is such a blocker in the process, the Company has taken a renewed focus in decreasing the number of base fabrics used in our core denim programs. This allows us to negotiate better rates on our fabric purchases, and helps us better plan by having to order more yards of fabric across less styles. Additionally, we have developed a program with our new factories in Turkey whereby for every 1 yard of fabric we purchase for production, the factory purchases another 1 yard of fabric so that we can easily re-order more product without having to wait up to 90 days for more fabric to be produced. This allows us to react faster to customer demand and out of stock sizes of styles by cutting down the time of production from 120 days to only 30 days.

Overhauling our supply chain process will be a 6-8 month process and we expect it to be fully completed by October 2018. As a part of this process, the Company has begun to sever ties with existing manufacturers in order to onboard higher grade and more professional manufacturers across Europe, Asia, and the United States. Because of this planned overhaul, the Company expects the second half of 2018 to be a period of historically low inventory levels while it transitions to its new manufacturers and improved supply chain. This low level of inventory will significantly reduce revenue during the second half of 2018. We believe this is a one-time expense and is necessary to set the company up to achieve its growth goals and deliver higher quality products for our customers, which should increase repeat order rate, new customer referrals and media and influencer stories.

Digital Brands Group

In the first half of 2018, the Company decided to internally re-organize around a multi-brand strategy with a shared services model, where the core functional teams would support multiple digital first brands that each have their own identity, website, product line, customer base, and creative team. We plan to grow our brand portfolio by either creating brands internally or acquiring existing companies and weaving their creative and operational teams into ours. We will operate the Company under the name Digital Brands Group, and will initially exist as a DBA of Denim.LA, Inc. The first two brands of the Group will be DSTLD and ACE Studios. The Digital Brands Group organization will consist of shared services for each brand in the following categories: finance, accounting, operations, marketing, analytics, supply chain/production, customer service, logistics, retail, and investor relations. These DBG teams will work with each brand to support and share any and all roles, functions, data and strategies. We expect each brand will have their own creative team, which may include marketing roles such as creative director, social media, dedicated graphic designer, copy and coordinator, as well as creative director for product and planning and analysis for products.

The ACE Studios brand was founded in 2018 to offer luxury and performance men’s tailored apparel online. The brand will launch with a pre-sale of Italian fabric suiting, dress shirts, luxury performance tee shirts and polos, 5 pocket and chino pants, and gift cards. Ace Studios plans to transition from pre-sale to full inventory stock in the first quarter of 2019.

Principal Products and Services

Ace Studios designs and offers luxury men’s suiting with superior performance, superb fits, and excellent quality at an exceptional value.

We focus on our five core tenants: Unexpected Luxury, Superior Performance, Superb Fits, Excellent Quality and Exceptional Value.

ACE Studios plans to launch with the following clothing:

Men’s Suits: ACE Studios will design and sell luxury and performance suits at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand suits retail for $700 to $1,200 and direct to consumer brand suits retail for $495 to $900, we will start at $295. We will offer two fits: Tailored and Slim. We will use one of the best Italian mills for our suits priced $395 and above, while we will use one of the best European mills for our suits priced at $295. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Men’s Dress Shirts: ACE Studios will design and sell luxury and performance dress shirts at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand dress shirts retail for $100 to $150 and direct to consumer brand suits retail for $75 to $125, we will start at $55. We will offer three fits: Tailored, Slim and Extra Slim. We will use one of the best Italian mills for one of our dress shirts priced $65 and above, while we will use one of the best Asian, Indian and European mills for our dress shirts priced at $55. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Men’s Luxury Performance Tees and Polos: ACE Studios will design and sell luxury performance tees and polos at one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand luxury performance tees and polos retail for $125 to $175 and direct to consumer brand suits retail for $125+, we will start at $89. We will use one of the best boutique specialty vertically integrated knit operation in the world, which is located in Europe. They only make for the most luxurious brands in the world, and they specialize on superior fabrications and weaving.

Men’s Casual Pants: ACE Studios will design and sell luxury 5 pocket and Chinos at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand luxury 5 pocket and Chinos retail for $185 to $250 and direct to consumer brand suits retail for $125+, we will retail at $89 to $109. We will use one of the best cotton and linen Italian mills in the world. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDING JUNE 30, 2018 AND DECEMBER 31, 2017 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

Denim.LA, Inc.

A Delaware Corporation

Financial Statements as of June 30, 2018 and December 31, 2017

and for the six-month periods ended June 30, 2018 and 2017

DENIM.LA, INC.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017:

Balance Sheets	1-2

Statements of Operations	3

Statements of Changes in Stockholders’ Deficit	4

Statements of Cash Flows	5

Notes to Financial Statements	6–28

DENIM.LA, INC.

BALANCE SHEETS (UNAUDITED)

As of June 30, 2018 and December 31, 2017

	June 30, 2018	December 31, 2017

ASSETS
Current Assets:
Cash and cash equivalents	$421,998	$346,900
Inventory	1,015,572	991,987
Deferred offering costs	11,150	6,539
Due from related party	23,585	-
Prepaid expenses	289,898	96,668
Total Current Assets	1,762,203	1,442,094

Non-Current Assets:
Property and equipment, net	57,808	28,772
Deposits	112,449	35,195
Total Non-Current Assets	170,257	63,967

TOTAL ASSETS	$1,932,460	$1,506,061

See accompanying notes, which are an integral part of these financial statements. -1-

 DENIM.LA, INC.

BALANCE SHEETS (CONTINUED) (UNAUDITED)

As of June 30, 2018 and December 31, 2017

	June 30, 2018	December 31, 2017
LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities:
Current Liabilities:
Accounts payable	$758,462	$864,960
Accrued expenses	112,332	133,475
Deferred revenue	17,969	49,054
Other liabilities	108,292	89,849
Sales tax liability	38,977	11,843
Advance from related party	20,000	20,000
Employee backpay - related party	-	24,168
Reserve for returns	98,770	193,737
Total Current Liabilities	1,154,802	1,387,086
Long-Term Liabilities:
Venture debt, net of discounts of $327,018 and $191,471, respectively	3,672,982	2,658,529
Total Liabilities	4,827,784	4,045,615

Stockholders' Deficit:
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 and 20,714,518 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively. Convertible into one share of common stock. Liquidation preference of $5,592,920 and $5,592,920 as of June 30, 2018 and December 31, 2017, respectively.	2,071	2,071
Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 5,648,865 and 5,650,903 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively. Convertible into one share of common stock. Liquidation preference of $2,712,433 and $2,712,433 as of June 30, 2018 and December 31, 2017, respectively.	565	565
Series A-2 convertible preferred stock, $0.0001 par, 20,000,000 shares authorized, 5,932,742 and 2,584,766 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively. Convertible into one share of common stock. Liquidation preference of $2,966,371 and $1,292,383 as of June 30, 2018 and December 31, 2017, respectively.	593	258
Common Stock, $0.0001 par, 100,000,000 shares authorized, 10,377,615 and 10,377,615 shares issued and outstanding, 10,377,615 and 10,377,615 vested as of June 30, 2018 and December 31, 2017, all respectively.	1,038	1,038
Additional paid-in capital	11,473,160	9,696,864
Capital contribution receivable	(2,154)	(2,154)
Accumulated deficit	(14,370,597)	(12,238,196)
Total Stockholders' Deficit	(2,895,324)	(2,539,554)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,932,460	$1,506,061

See accompanying notes, which are an integral part of these financial statements. -2-

DENIM.LA, INC.

STATEMENT OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2018 and 2017

	June 30, 2018	June 30, 2017

Net revenues	$1,853,353	$2,020,248
Costs of net revenues	966,634	1,177,722
Gross Profit	886,720	842,526

Operating Expenses:
Sales and marketing	1,142,660	985,677
Compensation and benefits	759,709	699,976
General and administrative	615,610	646,734
Professional fees	180,216	69,586
Total Operating Expenses	2,698,195	2,401,973
	.	.
Loss from operations	(1,811,476)	(1,559,447)

Other Income (Expense):
Interest expense	(320,926)	(207,948)
Non-operating income	-	64,882
Total Other Income (Expense)	(320,926)	(143,066)

Provision for Income Taxes	-	-

Net Loss	$(2,132,401)	$(1,702,513)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,377,615	10,377,615
Net loss per common share
-Basic and Diluted	$(0.21)	$(0.16)

See accompanying notes, which are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

DENIM.LA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT (UNAUDITED)

For the six-month period ended June 30, 2018 and year ended December 31, 2017

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Capital Contribution Receivable	Accumulated Deficit	Total Stockholders' Equity/(Deficit)

Balance at December 31, 2016	20,714,518	2,071	4,054,227	405	-	-	10,377,615	1,038	7,602,504	(2,154)	(8,950,387)	(1,346,523)

Stock-based compensation	-	-	-	-	-	-	-	-	177,975	-	-	177,975
Issuance of Series A preferred stock	-	-	1,596,676	160	-	-	-	-	765,786	-	-	765,946
Issuance of Series A-2 preferred stock	-	-	-	-	2,584,766	258	-	-	1,292,125	-	-	1,292,383
Offering costs	-	-	-	-	-	-	-	-	(330,093)	-	-	(330,093)
Fair value of warrant issuances	-	-	-	-	-	-	-	-	188,567	-	-	188,567
Net loss	-	-	-	-	-	-	-	-	-	-	(3,287,809)	(3,287,809)
Net Loss	-	-	-	-	-	-	-	-
Balance at December 31, 2017	20,714,518	$2,071	5,650,903	$565	2,584,766	$258	10,377,615	$1,038	$9,696,864	$(2,154)	$(12,238,196)	$(2,539,554)

Stock-based compensation	-	-	-	-	-	-	-	-	108,556	-	-	108,556
Correction of Series A preferred stock	-	-	(2,038)	-	-	-	-	-	-	-	-	-
Issuance of Series A-2 preferred stock	-	-	-	-	3,347,976	335	-	-	1,673,653	-	-	1,673,988
Offering costs	-	-	-	-	-	-	-	-	(216,446)	-	-	(216,446)
Fair value of warrant issuances	-	-	-	-	-	-	-	-	210,533	-	-	210,533
Net loss	-	-	-	-	-	-	-	-	-	-	(2,132,401)	(2,132,401)
Net Loss	-	-	-	-	-	-	-	-
Balance at June 30, 2018	20,714,518	$2,071	5,648,865	$565	5,932,742	$593	10,377,615	$1,038	$11,473,160	$(2,154)	$(14,370,597)	$(2,895,324)

See accompanying notes, which are an integral part of these financial statements. -4-

DENIM.LA, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2018 and 2017

	June 30, 2018	June 30, 2017
Cash Flows From Operating Activities
Net Loss	$(2,132,401)	$(1,702,513)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,694	12,032
Stock-based compensation	108,556	113,609
Fair value of warrants issued for services	-	140,103
Amortization of loan discount	69,746	5,827
Changes in operating assets and liabilities:
(Increase)/Decrease in other receivable	-	(7,241)
(Increase)/Decrease in inventory	(23,586)	(363,812)
(Increase)/Decrease in prepaid expenses	(193,231)	(60,228)
(Increase)/Decrease in deferred offering costs	(4,611)	48,099
(Increase)/Decrease in deposits	(77,254)	22,764
Increase/(Decrease) in accounts payable	(106,497)	125,387
Increase/(Decrease) in accrued expenses	(21,143)	21,642
Increase/(Decrease) in deferred revenue	(31,085)	(17,460)
Increase/(Decrease) in reserve for returns	(94,967)	-
Increase/(Decrease) in other liabilities	18,443	(16,497)
Increase/(Decrease) in sales tax liability	27,134	10,181
Increase/(Decrease) in employee backpay - related party	(47,753)	(84,558)
Increase/(Decrease) in accrued interest payable	-	(63,322)
Net Cash Used In Operating Activities	(2,498,954)	(1,815,987)

Cash Flows From Investing Activities
Purchase of property and equipment	(38,730)	(7,545)
Loans/(Repayments) to related parties, net	-	(2,655)
Net Cash Used In Investing Activities	(38,730)	(10,200)

Cash Flows From Financing Activities
Advance from/(repayment to) related party	-	(3,000)
Repayments of promissory notes, net of issuances	-	(185,000)
Issuance of preferred stock for cash	-	716,323
Proceeds from issuance of Series A preferred stock	1,673,988	-
Offering costs	(153,706)	(210,745)
Proceeds from business loans issued	1,092,500	1,864,999
Repayments on business loans	-	(477,000)
Net Cash Provided By Financing Activities	2,612,782	1,705,577

Net Change In Cash	75,098	(120,610)

Cash at Beginning of Year	346,900	179,012
Cash at End of Year	$421,998	$58,402

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$320,926	$231,914
Cash paid for income taxes	$400	$400

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of debts to preferred stock	$-	$49,623
Issuance of warrants as broker compensation	$147,943	$-

See accompanying notes, which are an integral part of these financial statements. -5-

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the “Company”), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the name DSTLD. The Company sells premium denim and other products direct to consumers.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has sustained net losses of $2,132,401 and $1,702,513 for the six-month periods ended June 30, 2018 and 2017, respectively, and has an accumulated deficit of $14,370,597 as of June 30, 2018. The Company has historically lacked liquidity to satisfy obligations as they come due, and although the Company currently has positive working capital, this is substantially due to the refinancing of debt obligations which are currently presented as long-term. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity/(deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2018 and December 31, 2017 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party.

Capital Assets

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2018 and December 31, 2017 consist of software with three (3) year lives and property and equipment with 3-10 year lives.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $9,694 and $12,032 for the six-month periods ended June 30, 2018 and 2017, respectively. Capital assets as of June 30, 2018 and December 31, 2017 are as follows:

	6/30/2018	12/31/2017

Computer equipment	$75,875	$59,779
Furniture and fixtures	33,388	10,754
Leasehold improvements	81,325	81,325
	190,588	151,858
Accumulated depreciation	(132,780)	(123,086)

Property and equipment, net	$57,808	$28,772

Software	$52,200	$52,200
Accumulated amortization	(52,200)	(52,200)

Software, net	$-	$-

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets that may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in California and these taxes are recorded as a liability until remittance. The Company estimates returns based on its historic results and return policy in place at the sale date and records an allowance against revenues for this estimate. Liabilities are recorded for promotional credits and store credit issued to customers. The reserve for returns totaled approximately $99,000 and $194,000 as of June 30, 2018 and December 31, 2017, respectively, and is included in reserves for returns in the accompanying balance sheets.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

Cost of Sales

Cost of sales consists primarily of inventory, shipping costs and merchant fees.

Shipping and Handling

The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as a component of costs of net revenues. Total shipping and handling billed to customers as a component of net revenues was $26,640 and $32,930 for the six-month periods ended June 30, 2018 and 2017, respectively. Total shipping and handling costs included in costs of net revenues was approximately $220,071 and $258,943 for the six-month periods ended June 30, 2018 and 2017, respectively.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six-month periods ended June 30, 2018 and June 30, 2017 amounted to $1,142,660 and $985,677, respectively, which is included in selling and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2018 and December 31, 2017 are as follows:

	6/30/2018	12/31/17
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock (convertible to common stock)	5,648,865	5,648,865
Series A-2 Preferred Stock (convertible to common stock)	5,932,742	2,584,766
Common stock warrants	4,749,398	4,749,398
Preferred stock warrants	547,140	175,503
Exercisable stock options	12,364,622	11,583,214
Total potentially dilutive shares	49,957,285	45,456,264

Concentrations

The Company has a vendor that made up 15% of accounts payable as of June 30, 2018. Two vendors as of December 31, 2017 made up 21% and 17% of accounts payable. All of these concentrations relate to vendors that provided inventory during 2018 and 2017 (see below).

The Company utilized two vendors that made up 22% and 59% of all inventory purchases, respectively during the year ended December 31, 2017 and two vendors that made up 58% and 14% of all inventory purchases, respectively during the six-month period ended June 30, 2018. The loss of one of these vendors, may have a negative short-term impact on the Company’s operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

NOTE 4: STOCKHOLDERS’ DEFICIT

Convertible Preferred Stock

On October 3, 2014, the Company amended its Certificate of Incorporation to authorize 21,209,487 shares of $0.0001 par preferred stock. In June 2016, the Certificate of Incorporation was amended to increase the authorized preferred stock to 38,800,000 shares of $0.0001 par preferred stock. The Company designated 20,714,518 shares of preferred stock as Series Seed Preferred Stock and 14,481,413 shares of preferred stock as Series A Preferred Stock. In July 2017, the Certificate of Incorporation was amended to increase the authorized preferred stock to 56,000,000 shares of $0.0001 par preferred stock. The Company designated 20,714,518 shares of preferred stock as Series Seed Preferred Stock, 14,481,413 shares of preferred stock as Series A Preferred Stock, and 20,000,000 shares of Series A-2 Preferred Stock, with 804,069 shares of preferred stock undesignated. Subsequent to June 30, 2018, the Company amended and restated its articles of incorporation, as discussed in Note 12.

As of June 30, 2018 and December 31, 2017, 20,714,518 and 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, 5,648,865 and 5,650,903 shares of Series A Preferred Stock were issued and outstanding, and 5,932,742 and 2,584,766 shares of Series A-2 Preferred Stock were issued and outstanding, all respectively.

Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders and Series A-2 Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company’s common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, and $0.50 per share for Series A-2 Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock and Series A-2 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions for the Series Seed Preferred Stock, as defined in the articles of incorporation generally as decreasing to 1.0 after raising $3,000,000 of gross proceeds from the sale of capital stock (excluding Series Seed Preferred); 2) on an as converted to common stock at the liquidation date. Based on circumstances in place as of June 30, 2018 and December 31, 2017, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.00 multiple and the liquidation preferred on the Series A Preferred Stock was subject to a multiple of 1.00. The total liquidation preferences as of June 30, 2018 and December 31, 2017 amounted to $11,271,724 and $9,597,736, respectively.

In 2016, the Company closed on several stock issuance rounds of its Series A Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,072,822 shares of Series A Preferred Stock at a price per share of $0.48, providing gross proceeds of $994,435 for the year ended December 31, 2016. During the year ended December 31, 2017, the Company issued an additional 1,594,638 shares of Series A Preferred Stock at a price per share of $0.48, providing cash proceeds of $716,323 and conversions of debts of $49,623, for gross proceeds of $765,946.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

The 2016 Series A Preferred Stock issuances triggered conversion of all convertible notes payable outstanding in September 2016 under the conversion terms. This resulted in relieving $951,081 of principal on the convertible notes outstanding on the conversion date into 1,981,405 shares of Series A Preferred Stock and 981,253 shares of common stock.

In 2017, the Company closed on several stock issuance rounds of its Series A-2 Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,584,766 shares of Series A-2 Preferred Stock at a price per share of $0.50, providing gross proceeds of $1,292,383 for the year ended December 31, 2017. During the six-month period ended June 30, 2018, the Company issued an additional 3,347,976 shares of Series A-2 Preferred Stock at a price per share of $0.50, providing gross proceeds of $1,673,988.

Common Stock

The Company authorized 100,000,000 shares of common stock at $0.0001 par value as of June 30, 2018 and December 31, 2017, respectively. As of June 30, 2018 and December 31, 2017, 10,377,615 and 10,377,615 shares of common stock were issued and outstanding, respectively.

Common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

NOTE 5:  LONG-TERM DEBT

Short-Term Loan Payable

In January 2015, the Company entered into a short-term loan agreement in the amount of $150,000, bearing interest at 39%. The loan called for 378 daily payments of $552. In August 2015, the loan was modified to increase the loan amount to $250,000, reduce the interest rate to 32.3%, and change the daily payment to $1,050 per day for a term of 315 daily payments. On May 18, 2016, the Company repaid the outstanding balance in full and closed this note. Interest expense (inclusive of penalties and fees) of $0 and $40,524 was recorded on this note during the six-month periods ended June 30, 2018 and 2017, respectively.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

Business Loan

On May 18, 2016, the Company closed on a loan with MBMJ Capital LLC dba Continental Business Credit, which includes the following funding mechanisms. The loans required a minimum monthly interest charge of $2,500, are subject to a default rate of an additional 7% on the stated interest rates, and required a $10,000 facility fee at closing.

Revolving Inventory Finance Facility: The Company could borrow up to 50% of the book value of all eligible inventory in its possession. The balance of the loan was to be paid down daily with proceeds from the sale of inventory. The loan was revolving, and therefore the Company could continue to draw on the note up to 50% of eligible inventory as the loan was being paid down. The maximum credit limit for this loan was $1,000,000. This loan bore interest at prime plus 11.50% per annum, with a minimum rate of 15% (15.5% at December 31, 2016) payable monthly. The loan had a one-year term. The balance outstanding on this note as of December 31, 2016, inclusive of accrued interest, was $455,152. The proceeds of this loan were used for operations. The loan was repaid in its entirety in conjunction with the 2017 venture debt discussed in the following section of this note in April 2017.

Term Loan: This term loan provided Continental Business Credit a valid and senior security interest in all assets of the Company. The term loan had a maximum balance of $300,000. The term loan bore interest at 24%, with a default rate of 31%. All principal on the term loan was due July 31, 2016 and interest was due and payable monthly. The term loan was allowed to be extended for up to 90 days at the lender’s discretion for a principal amount not to exceed $150,000, subject to an extension fee. The term loan was repaid during 2016.

Total interest and fees recognized on these business loans for the six-month periods ended June 30, 2018 and 2017 was $0 and $65,587, respectively.

2017 Debt Issuance

In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, legal and accounting fees of up to $40,000, and management fees of $4,167-$5,000 per month. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at maturity in March 2020. The maturity date was extended one year, to March 2021 during 2018. Prepayments are allowed, subject to various provisions, including a minimum payment amount of $250,000. Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company, is collateralized by all assets of the Company, and shares of the Company’s common stock pledged by officers of the Company. As of June 30, 2018 and December 31, 2017, the loan balance is $4,000,000 and $2,850,000, resulting from cash disbursed to the Company of $3,069,598 and $1,977,098, loan fees of $235,000 and $177,500 charged to the loan balance, and cash disbursed to repay other debts of the Company of $0 and $695,402 (inclusive of $118,402 repaid to a related party note payable (board member)), all respectively. An additional $20,843 in loan fees were also paid during 2017, which were included as part of the discount to the loan as further discussed below. The Company failed to comply with certain debt covenants during the year ended December 31, 2017, but received a waiver from the lender and therefore is not considered to be in default on this debt.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

Total loan fees of $255,843 and $198,343 as of June 30, 2018 and December 31, 2017, respectively, were incurred in conjunction with this loan, and such were recorded as a discount to the loan and are amortized under the effective interest method to interest expense over the life of the loan. For the year ended December 31, 2017, $48,442 of these loan fees were amortized to interest expense, leaving an unamortized balance of $149,901 as of December 31, 2017. For the six-month period ended June 30, 2018, $42,920 of these loan fees were amortized to interest expense, leaving an unamortized balance of $164,331 as of June 30, 2018.

The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, prorated based on actual funding for the final closing, where the additional $850,000 of funding as of December 31, 2017 therefore did not yet trigger issuance of the next tranche of warrants. As of December 31, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. As discussed in Note 7, these warranted were valued at $56,970 and recorded as a discount to the note payable balance, and are being amortized under the effective interest method over the life of the loan. For the six-month period ended June 30, 2018 and for the year ended December 31, 2017, $9,365 and $15,400 was amortized to interest expense, respectively, leaving an unamortized balance of $32,205 and $41,570 as of June 30, 2018 and December 31, 2017, respectively.

During the six-month period ended June 30, 2018, warrants for 1,248,347 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. As discussed in Note 7, these warranted were valued at $147,943 and recorded as a discount to the note payable balance, and are being amortized under the effective interest method over the life of the loan. For the six-month period ended June 30, 2018, $17,461 was amortized to interest expense, leaving an unamortized balance of $130,482 as of June 30, 2018.

Interest expense on this loan for the six-month periods ended June 30, 2018 and 2017 was $315,997 and $88,996, respectively.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

NOTE 6:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of June 30, 2018 and December 31, 2017, the Company had net deferred tax assets before valuation allowance of $5,022,732 and $4,287,870, respectively. The following table presents the deferred tax assets and liabilities by source:

	6/30/2018	12/31/2017
Deferred Tax Assets:
Net operating loss carryforwards	$5,083,958	$4,300,823
Stock-based compensation	74,743	52,450
Deferred Tax Liabilities:
Depreciation timing differences	(5,790)	(5,790)
Unamortized debt issuance costs	(130,179)	(59,613)
Valuation allowance	(5,022,732)	(4,287,870)
Net Deferred Tax Asset	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended June 30, 2018 and for the year ended December 31, 2017, cumulative losses through June 30, 2018, and no history of generating taxable income. Therefore, valuation allowances of $5,022,732 and $4,287,870 were recorded as of June 30, 2018 and December 31, 2017, respectively. Accordingly, an $800 provision for income taxes has been recognized annually. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 39.8%. The effective rate is reduced to 0% for 2018 and 2017 due to the full valuation allowance on its net deferred tax assets.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of June 30, 2018 and December 31, 2017, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $12,771,198 and $10,803,916, which may be carried forward and will expire between 2033 and 2038 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 7: SHARE-BASED PAYMENTS

Common Stock Warrants

In February 2014, the Company issued 10,000 warrants to purchase shares of common stock under a board advisory agreement for advisory services provided to the Company. The shares available under this warrant vest prorata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: five years after their date of issuance (2019), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.15 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the services received in exchange for these warrants. As of June 30, 2018 and June 30, 2017, 10,000 and 10,000 warrants had vested, respectively.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

In 2017, the Company issued a warrant in conjunction with a service agreement. The warrant is exercisable into 3,600,000 shares of common stock at an exercise price of $0.16 per share. The warrant expires in June 2021. The warrant vested 1/3 at issuance, then vests at a rate of 1/36 per month at each monthly anniversary commencing June 7, 2017, subject to continuous service with the Company. As of December 31, 2017, 1,800,000 of these warrants had vested, and the agreement was terminated effective December 31, 2017, and therefore as of June 30, 2018 the vested warrants remained 3,600,000. The Company determined the fair value of these warrants at the initial grant date to be $0.048 per share under the Black-Scholes method, which was revalued as the warrants vested. The fair value was to be recognized ratably over the underlying vesting period of this warrant. During the year ended December 31, 2017, $113,520 of expense was recognized to general and administrative expense related to this warrant. As the agreement terminated effective December 31, 2017, there will be no further compensation expense recorded on this agreement. The range of Black-Scholes inputs utilized in calculating the fair value of this warrant were as follows:

2017

Risk Free Interest Rate	1.94%-2.06%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	3.5-4.5

In March 2017, a lender to the Company was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, prorated based on actual funding for the final closing, see Note 4. As of each June 30, 2018 and December 31, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years.

June 30, 2017

Risk Free Interest Rate	1.92%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	5.0

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

In January 2018, a lender to the Company was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, prorated based on actual funding for the final closing, see Note 4. During the period ended June 30, 2018, warrants for 610,578 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years.

2018

Risk Free Interest Rate	2.02%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	5.0

In April 2018, a lender to the Company was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, prorated based on actual funding for the final closing, see Note 4. As of June 30, 2018, warrants for 637,769 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years.

2018

Risk Free Interest Rate	2.43%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	5.0

Preferred Stock Warrants

In 2017, in conjunction with the closing of its offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 175,503 fully vested warrants to purchase its Series A Preferred Stock at an exercise price of $0.48 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $18,077 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the year ended December 31, 2017.

2017

Risk Free Interest Rate	2.09%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	3.5

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

In 2018, in conjunction with the closing of its Series A-2 Preferred Stock offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 296,637 fully vested warrants to purchase its Series A-2 Preferred Stock at an exercise price of $0.50 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $62,590 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the six-month period ended June 30, 2018.

2018

Risk Free Interest Rate	2.63%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	3.5

In 2016, in conjunction with the closing of an offering of convertible notes, the Company issued its broker in the offering 75,000 fully vested warrants to purchase its Series A Preferred Stock at an exercise price of $0.32 per share, expiring in 7 years. The compensation expense associated with these warrants was determined by the Company to be de minimis and was not recognized to the financial statements.

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 18,693,055 shares as of June 30, 2018. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 623,639 as of June 30, 2018.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the six-month periods ended June 30, 2018 and 2017 is as follows:

	June 30, 2018		December 31, 2017
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	13,381,416	$0.13	9,917,652	$0.12
Granted	4,825,000	0.21	3,488,764	$0.16
Exercised	-		-
Forfeited	(225,000)	0.11	(25,000)	$0.16
Outstanding - end of year	17,981,416	$0.15	13,381,416	$0.13

Exercisable at end of year	12,364,622	$0.13	11,583,214	$0.13

Weighted average grant date fair value of options granted during year	$0.115		$0.057

Weighted average duration (years) to expiration of outstanding options at year-end	7.93		7.40

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the six-month periods ended June 30, 2018 and 2017 are as follows:

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

	June 30, 2018	June 30, 2017
Risk Free Interest Rate	2.83%	1.94%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	55.00%	32.00%
Expected Life (years)	5.50 - 6.25	5.00
Fair Value per Stock Option	$0.11 - 0.12	$0.05

Stock-based compensation expense of $108,556 and $113,609 was recognized under FASB ASC 718 for the six-month periods ended June 30, 2018 and June 30, 2017, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $539,029 and $141,113 as of June 30, 2018 and June 30, 2017, respectively, which will be recognized over a weighted average period of 38 months.

NOTE 8: RELATED PARTY TRANSACTIONS

Related Party Payable

A family member of an officer provided accounting services to the Company at a rate of $2,500 per month commencing in 2015 through April 2016. A total of $20,000 and $20,000 was due under this arrangement as of June 30, 2018 and December 31, 2017, respectively.

Promissory Notes Payable

During 2016, the Company issued two promissory notes to related parties with combined outstanding principal balances of $225,000 as of December 31, 2016. The notes were payable on demand. These notes bore interest at 20%. In March and April of 2017, $185,000 of these loans were repaid with the 2017 loan issuance proceeds along with accrued interest $33,402. In March 2017, the Company converted the $40,000 note payable, along with accrued interest of $9,623, into 98,402 shares of its Series A Preferred Stock at a conversion rate of $0.48 per share. Interest expense of $11,999 was recognized on these notes during the year ended December 31, 2017, and $0 remained unpaid and outstanding as of December 31, 2017.

Employee Backpay and Loans Receivable

Two officers of the Company have deferred their salary during portions of 2014-2016. The Company commenced repaying these obligations during 2017. The amounts payable under these arrangements as of June 30, 2018 and December 31, 2017 were $430,568 and $430,568, respectively.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

The Company has loaned funds to these same two officers of the Company throughout the life of the business, which amounted to $454,153 and $406,400 as of June 30, 2018 and December 31, 2017, respectively. These loans are payable on demand and do not bear interest

The net payable from the loans receivable and employee backpay are presented on the balance sheets as an asset as of $23,585 as of June 30, 2018 and a liability (employee backpay – related party) of $24,168 as of December 31, 2017. These balances are presented net pursuant to an agreement with these officers net the loans receivable against backpay owed in order to settle both the loans receivable and backpay. The Company has accrued estimated employer taxes on backpay.

Payment Processor

The Company’s backend payment processor’s majority shareholder is a director of the Company. Total expenses for the six-month periods ended June 30, 2018 and 2017 were $59,274 and $58,492, respectively and included in costs of net revenues in the accompanying statements of operations.

Officer Stock Issuance and Promissory Note

On October 14, 2013, the Company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to an officer of the Company under a restricted stock purchase agreement. The Company determined the fair value per share at the issuance date was $0.15 per share. The shares were subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested prorata over a period of 36 months (67,222 shares per month). All shares have vested as of December 31, 2016, with all related expense being recorded prior to 2016.

The Company also approved the issuance of $70,000 of loans to this officer. This note has not been drawn upon to date.

NOTE 9: LEASE OBLIGATIONS

Effective December 2013, the Company entered into a lease agreement for warehouse space. The lease term commenced December 1, 2013 and expired after 39 months, on February 28, 2017. Monthly lease obligations under the agreement were base rent starting at $8,617 per month plus operating costs estimated at $2,439, but subject to actual expenses. The base rent contractually escalated to $8,876 per month beginning December 1, 2014 and to $9,142 per month beginning December 1, 2015. A $17,234 deposit was paid at the commencement of the lease.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

The Company ceased using the warehouse space in August 2014, and entered into a lease agreement with a sub-lessor at a rate of $11,056 per month. The 30-month lease term commenced September 2014 and expired in February 2017. The income from the sublease is recorded to Other Income on the Statements of Operations.

The Company has entered into a lease agreement for office space effective March 1, 2014. The lease calls for monthly rent payments of $5,000 commencing March 1, 2014 on a month-to-month basis.

The Company entered into four short-term lease agreements for building space during 2017, one of which terminated on December 31, 2017. The total base rent from the three remaining lease agreements is $17,300 per month.

In January 2018, the Company entered into a lease agreement requiring base rent payments of $14,500 per month for a 36-month term. The lease required a $43,500 deposit. Future payment obligations under this lease agreement are $87,000, $174,000, and $174,000 for the years ended December 31, 2018, 2019, and 2020, respectively.

Total rent expense for the six-month periods ended June 30, 2018 and 2017 was $185,029 and $51,508.

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 12: SUBSEQUENT EVENTS

Amended and Restated Articles of Incorporation

Subsequent to June 30, 2018, the Company amended and restated its articles of incorporation, increasing the authorized common stock from 110,000,000 shares, increasing the authorized preferred stock to 77,000,000 shares. The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, 2,000,000 shares of Series CF Preferred Stock, 18,867,925 shares of Series A-3 Preferred Stock, and with 936,144 shares of preferred stock undesignated.

The Company also amended the rights and privileges applicable to the various share classes to include the newly designated Series CF Preferred Stock and Series A-3 Preferred Stock. Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders, Series A-2 Preferred Stock holders, Series CF Preferred Stock holders, and Series A-3 Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock is subject to an optional conversion right, where the preferred stock is convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company’s common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, $0.50 per share for Series A-2 Preferred Stock, $0.52 per share for Series CF Preferred Stock, and $0.53 per share for Series A-3 Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock and Series A-2 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

Offering under Regulation CF

The Company is currently conducting an offering of its Series CF Preferred Stock under Regulation CF. To date, the Company has closed on investments of 124,204 shares of Series CF Preferred Stock at $0.52 per share, providing gross proceeds of $64,586.

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

INDEX TO EXHIBITS

Exhibit 2.1	Amended and Restated Certificate of Incorporation(1)

Exhibit 2.2	Bylaws(2)

Exhibit 3.1	Amended and Restated Investors’ Rights Agreement (3)

Exhibit 3.2	Amended and Restated Right of First Refusal and Co-Sale Agreement (4)

Exhibit 3.3	Amended and Restated Voting Agreement (5)

Exhibit 4.1	Form of Subscription Agreement (6)

Exhibit 6.1	Payment Processing Agreement with Banctek Solutions(7)

Exhibit 6.2	Employment Agreement with Mark Lynn(8)

Exhibit 6.3	Employment Agreement with Corey Epstein(9)

Exhibit 6.4	Updated Employment Agreement with Corey Epstein(10)

Exhibit 6.5	Employment Agreement with Kevin Morris(11)

Exhibit 6.6	Employment Agreement with Conrad Steenberg(12)

Exhibit 6.7	Promissory Note of Mark Lynn(13)

Exhibit 6.8	Promissory Note of Corey Epstein(14)

Exhibit 6.9	Lease Agreement with Beverly Blvd Associates, L.P.(15)

Exhibit 6.10	Promissory Note of Mark Lynn(16)

Exhibit 6.11	Stockholder approval of waiver of Right of First Offer by Mark Lynn and Corey Epstein(17)

Exhibit 6.11	Senior Credit Agreement with Black Oak Capital(18)

Exhibit 8	Escrow Agreement with The Bryn Mawr Trust Company (19)

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

___________________________________

(1) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex2-1.htm

(2) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex2-2.htm

(3) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex3-1.htm

(4) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex3-2.htm

(5) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex3-3.htm

(6) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex4-1.htm

(7) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-1.htm

(8) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-2.htm

(9) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-3.htm

(10) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-4.htm

(11) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-5.htm

(12) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-6.htm

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

(13) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-7.htm

(14) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-8.htm

(15) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-9.htm

(16) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-10.htm

(17) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416108253/v442306_ex6-11.htm

(18) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420417045466/v474235_ex6-11.htm

(19) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex8-1.htm

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2018 and December 31, 2017 and for the six-month periods ended June 30, 2018 and 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 28, 2018.

Denim.LA, Inc.

By	/s/ Mark T. Lynn
Mark T. Lynn, Chief Executive Officer of
Denim.LA, Inc.

This Semi-Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark T. Lynn
Mark T. Lynn, Co-Chief Executive Officer, Director
Date:September 28, 2018

/s/ Corey Epstein
Corey Epstein, Co-Chief Executive Officer, Director
Date:September 28, 2018

/s/ Kevin Morris
Kevin Morris, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer
Date: September 28, 2018

/s/ Trevor Pettennude
Trevor Pettennude, Director
Date:September 28, 2018

/s/ John Tomich
John Tomich, Director
Date: September 28, 2018

/s/ Geoff McFarlane
Geoff McFarlane, Director
Date: September 28, 2018